SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

MATERIAL FACT

Notice of Extraordinary Shareholders Meeting

Rio de Janeiro, May 21, 2010, Petróleo Brasileiro S.A. – Petrobras announces that its Board of Directors, during the meeting held yesterday with the presence of the Fiscal Board, approved the convening of an Extraordinary Shareholders  Meeting to be held on June 22, 2010 at its head offices (Rio de Janeiro), to discuss proposed amendments  to Petrobras  bylaws. The proposed amendments consider the increase of the authorized capital limits and delegate to the Board of Directors the authority to approve a capital increase and issuance of new shares of capital stock.

For this purpose, the Company is requesting shareholders approval to increase the limits of authorized capital, as the table below:

Shares	Current Limits		Proposed Limits
	R$	Nº Shares	R$	Nº Shares
Preffered (PN)	60.000.000.000	200.000.000	60.000.000.000	2.400.000.000
Common (ON)	- - - -	- - - -	90.000.000.000	3.200.000.000
Total	60.000.000.000	200.000.000	150.000.000.000	5.600.000.000

It is important to emphasize that the limits submitted to the Extraordinary Shareholders  Meeting do not represent the total size of the public offering of shares to be conducted, since this depends on several assumptions still under review, including the:

(i)             Need for resources to fund the Company's Business Plan for the period 2010-2014 that is in its final draft, expected to be announced in the first half of June, with values of investment between US$ 200 to US$ 220 billion;

(ii)            Amount to be paid to the Federal Government for the Transfer of Rights with Compensation  to explore and produce up to 5 billion barrels of oil equivalent, if the bill relating to the Capitalization and Transfer of Rights with Compensation  is approved by Brazilian Congress; and

(iii)           Maintenance of a balanced capital structure, with a net leverage ratio below 35% and net debt below 2.5 times EBITDA, considering the items (i) and (ii) presented above.

The proposed limits of the authorized capital could also accommodate the possibility of further issuances of shares to satisfy demand arising out of a bull market (hot issue) and the need for overallotment in connection with the offer and also for the stabilization of the stock price in the offering after the start of trading of new shares (greenshoe). These mechanisms are customary in offerings of this nature.

The Company also announces that the delegation to the Board of Directors of the authority to approve the issuance of common and preferred stock within the limit of authorized capital, is limited to the period of one 1 (one) year from the date of the Extraordinary Shareholders Meeting and contemplates the use of the priority allocation structure in accordance with CVM Instruction n° 400/03, as amended, and / or the granting of preemptive rights in accordance with Law n° 6.404/76, as amended.

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

The Company will soon be releasing to the market a “Pedido Público de Procuração”, pursuant to CVM Instruction n° 481/09, and informing its shareholders that it will be accepting electronic proxies.

Click here to view the Notice of the Extraordinary General Meeting and additional information.

Almir Guilherme Barbassa
CFO and Investor Relations Officer
Petróleo Brasileiro S.A. – Petrobras

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2010

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.